                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   10   )*
                                         ------

                            MERRILL CORPORATION
                     ----------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                     ----------------------------------
                       (Title of Class of Securities)

                              590175  10  5
                     ----------------------------------
                              (CUSIP Number)


                            February 10, 1998
                     ----------------------------------
                    (Date of Event which Requires Filing
                            of this Statement)

   Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          / /  Rule 13d-1(b)
          / /  Rule 13d-1(c)
          /X/  Rule 13d-1(d)


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No.  590175 10 5                 13G
          ------------

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 (1) Names of Reporting Persons.  I.R.S. Identification Nos. of Above
     Persons (entities only)

     JOHN W. CASTRO
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     UNITED STATES
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Number of Shares              (5) Sole Voting
 Beneficially                       Power      1,905,516 (1)
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power         11,824
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power      1,905,516 (1)
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power         11,824
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
       1,917,340
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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* /x/ EXCLUDES 4,700 SHARES OWNED BY MR. CASTRO'S MINOR CHILDREN
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(11) Percent of Class Represented by Amount in Row (9)
       12.1%
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(12) Type of Reporting Person*
       IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Excludes options to purchase an aggregate of 104,000 shares of Common Stock, of which 13,800 shares are exercisable as of or within sixty days of the date of this report.

Item 1(a).   NAME OF ISSUER

             The name of the issuer is Merrill Corporation (the "Issuer").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The address of the principal executive offices of the Issuer is One Merrill Circle, St. Paul, Minnesota 55108.

Item 2(a).   NAME OF PERSON FILING:

             John W. Castro (the "Reporting Person").

Item 2(b).   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the Reporting Person's principal business office is One Merrill Circle, St. Paul, MN 55108.

Item 2(c).   CITIZENSHIP:

             The Reporting Person is a citizen of the United States.

Item 2(d).   TITLE OF CLASS OF SECURITIES:

             The class of equity securities to which this Statement relates is the common stock, $.01 par value, of the Issuer (the "Common
             Stock").

Item 2(e).   CUSIP NUMBER:

             The CUSIP number of the Common Stock is 590175 10 5.

Item 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
             13d-2(b), CHECK WHETHER THE FILING PERSON IS A:

             Not Applicable.



ITEM 4.  OWNERSHIP

    (a) Amount Beneficially Owned:
          1,917,340 (1)(2)
    ---------------------------------------------------------------------------

    (b) Percent of Class:
          12.1% (3)
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote
                 1,905,516 (1)
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote
                 11,824 (1)(2)
              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of
                 1,905,516 (1)
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of
                 11,824 (1)(2)
              -----------------------------------------------------------------
_____________
     (1) Excludes 4,700 shares owned by Mr. Castro's minor children and options to purchase an aggregate of 104,000 shares of Common Stock, of which 13,800 shares are exercisable as of or within sixty days of the date of this report.

     (2) Includes 11,824 shares beneficially owned by Mr. Castro's spouse.

     (3) Calculated based on 15,840,780 shares of Merrill Corporation's common stock outstanding as of December 31, 1998.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable
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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
  THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not Applicable
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable
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ITEM 10. CERTIFICATION

         Not Applicable
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                              FEBRUARY 10, 1999
                                       ----------------------------------------
                                       (Date)
                                             /S/ JOHN W. CASTRO
                                       ----------------------------------------
                                       (Signature)